FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                          For the month of June, 2003

                         GRANITE MORTGAGES 03-2 PLC
                (Translation of registrant's name into English)
                        Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                       Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                             4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)




      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                                                 SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.


                                        GRANITE MORTGAGES 03-2 PLC


                                        By:      /s/  Clive Rakestrow
                                              -----------------------------
                                        Name:  L.D.C. Securitisation Director
                                        No. 1 Limited by its authorized person
                                        Clive Rakestrow for and on its behalf
                                        Title:  Director
Date: 24 July 2003

                                        GRANITE FINANCE FUNDING LIMITED


                                        By:   /s/  Nigel Charles Bradley
                                              ------------------------------
                                        Name:  Nigel Charles Bradley
                                        Title:  Director
Date: 24 July 2003

                                        GRANITE FINANCE TRUSTEES LIMITED


                                        By:   /s/  Daniel Le Blancq
                                              ------------------------------
                                        Name:  Daniel Le Blancq
                                        Title:  Director
Date: 24 July 2003

INVESTORS' MONTHLY REPORT
-------------------------

GRANITE MORTGAGES 03-2 PLC
--------------------------

Monthly Report re: Granite Mortgages 03-2 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 June 2003 - 30 June 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

--------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                            174,121

Current Balance                                     (pound)12,065,260,413

Last Months Closing Trust Assets                    (pound)12,709,533,564

Funding share                                       (pound)11,702,472,622

Funding Share Percentage                                     96.99%

Seller Share                                         (pound)362,787,791

Seller Share Percentage                                      3.01%

Minimum Seller Share (Amount)                        (pound)296,493,730

Minimum Seller Share (% of Total)                            2.46%
--------------------------------------------------------------------------------


Arrears Analysis of Non Repossessed Mortgage Loans

--------------------------------------------------------------------------------------------------------
                       Number            Principal ((pound))   Arrears ((pound))   By Principal (%)

< 1 Month             172,073              11,939,603,054           0                  98.96%

> = 1 < 3 Months       1,672                103,808,744          915,796                0.86%

> = 3 < 6 Months        311                  18,391,331          430,150                0.15%

> = 6 < 9 Months         52                   2,997,154          138,019                0.02%

> = 9 < 12 Months        10                    341,990            18,357                0.00%

> = 12 Months            3                     118,140            13,972                0.00%

Total                 174,121              12,065,260,413       1,516,294             100.00%
--------------------------------------------------------------------------------------------------------

Properties in Possession

--------------------------------------------------------------------------------
                        Number         Principal ((pound))   Arrears ((pound))

Total (since inception)   31               1,547,332              70,228
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Properties in Possession                                            9

Number Brought Forward                                              9

Repossessed (Current Month)                                         0

Sold (since inception)                                              22

Sold (current month)                                                2

Sale Price / Last Loan Valuation                                   1.07

Average Time from Possession to Sale (days)                        115

Average Arrears at Sale                                       (pound)2,157

Average Principal Loss (Since inception)*                      (pound)539

Average Principal Loss (current month)**                        (pound)0

MIG Claims Submitted                                                3

MIG Claims Outstanding                                              0

Average Time from Claim to Payment                                  64
--------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

--------------------------------------------------------------------------------
                                           Number          Principal ((pound))

Substituted this period                      0                 (pound)0

Substituted to date (since 26 March 2001)  238,932       (pound)16,995,302,553
--------------------------------------------------------------------------------

CPR Analysis

--------------------------------------------------------------------------------
                                           Monthly            Annualised

Current Month CPR Rate                      5.34%                 48.24%

Previous Month CPR Rate                     5.49%                 49.23%
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                      24.52

Weighted Average Remaining Term (by value) Years                  19.98

Average Loan Size                                             (pound)69,292

Weighted Average LTV (by value)                                   75.38%
--------------------------------------------------------------------------------

Product Breakdown

--------------------------------------------------------------------------------
Fixed Rate (by balance)                                           42.69%

Together (by balance)                                             30.47%

Capped (by balance)                                                3.32%

Variable (by balance)                                             23.24%

Tracker (by balance)                                               0.28%

Total                                                             100.0%
--------------------------------------------------------------------------------

Geographic Analysis


---------------------------------------------------------------------------------------------------------
                       Number           % of Total            Value ((pound))             % of Total

East Anglia             4,145              2.38%                285,946,672                 2.37%

East Midlands          14,686              8.43%                892,829,271                 7.40%

Greater London         20,411             11.72%               2,245,344,963               18.61%

North                  25,283             14.52%               1,208,939,093               10.02%

North West             26,156             15.02%               1,462,309,562               12.12%

South East             27,273             15.66%               2,524,052,478               20.92%

South West             12,725              7.31%                949,535,995                 7.87%

Wales                   8,627              4.95%                475,371,260                 3.94%

West Midlands          13,243              7.61%                846,981,281                 7.02%

Yorkshire              21,572             12.39%               1,173,949,838                9.73%

Total                 174,121               100%              12,065,260,413                 100%
---------------------------------------------------------------------------------------------------------



LTV Levels Breakdown

---------------------------------------------------------------------------------------------------------
                                         Number               Value ((pound))            % of Total

0% < 25%                                  4,999                 193,044,167                 1.60%

> = 25% < 50%                            19,120                1,272,884,974               10.55%

> = 50% < 60%                            12,555                1,000,210,088                8.29%

> = 60% < 65%                             7,204                 603,263,021                 5.00%

> = 65% < 70%                             8,530                 719,089,521                 5.96%

> = 70% < 75%                            15,091                1,146,199,739                9.50%

> = 75% < 80%                            11,054                 909,720,635                 7.54%

> = 80% < 85%                            12,190                 902,481,479                 7.48%

> = 85% < 90%                            32,708                2,177,779,505               18.05%

> = 90% < 95%                            38,654                2,481,824,067               20.57%

> = 95% < 100%                           11,931                 655,143,640                 5.43%

> = 100%                                   85                    3,619,578                  0.03%

Total                                   174,121               12,065,260,413               100.0%
---------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                               5.69%

Effective Date of Change                                     1 March 2003
--------------------------------------------------------------------------------


Notes     Granite Mortgages 03-2 plc

---------------------------------------------------------------------------------------------------------
                     Outstanding         Rating              Reference Rate               Margin
                                    Moodys/S&P/Fitch

Series 1

A1               $1,245,000,000         Aaa/AAA/AAA                1.37%                   0.08%

A2               $1,006,000,000         Aaa/AAA/AAA                1.45%                   0.16%

A3                $500,000,000          Aaa/AAA/AAA                1.54%                   0.25%

B                  $76,500,000           Aa3/AA/AA                 1.78%                   0.49%

C                  $10,500,000         Baa2/BBB/BBB                2.84%                   1.55%

Series 2

A              (euro)300,000,000        Aaa/AAA/AAA                2.69%                   0.25%

B               (euro)72,900,000         Aa3/AA/AA                 2.93%                   0.49%

M               (euro)52,300,000          A2/A/A                   3.19%                   0.75%

C1              (euro)16,000,000       Baa2/BBB/BBB                5.20%                   2.55%

C2              (euro)65,500,000       Baa2/BBB/BBB                3.99%                   1.55%

Series 3

A              (pound)352,280,000       Aaa/AAA/AAA                4.63%                   0.48%

C              (pound)15,000,000       Baa2/BBB/BBB                5.20%                   1.55%
---------------------------------------------------------------------------------------------------------


Credit Enhancement

---------------------------------------------------------------------------------------------------------
                                                                                     % of Funding Share

Class B and M Notes ((pound)Equivalent)                  (pound)137,050,418                1.17%

Class C Notes ((pound)Equivalent)                        (pound)79,770,314                 0.68%

---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Granite Mortgages 03-2 Reserve Fund Requirement          (pound)35,000,000                 0.30%

Balance Brought Forward                                  (pound)17,500,000                 0.15%

Drawings this Period                                          (pound)0                     0.00%

Reserve Fund Top-up this Period*                              (pound)0                     0.00%

Excess Spread                                                 (pound)0                     0.00%

Current Balance                                          (pound)17,500,000                 0.15%
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                  (pound)23,315,837                 0.20%

Funding Reserve %                                                0.6%                       NA
---------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.